Via Facsimile and U.S. Mail
Mail Stop 4720

November 5, 2009

Mr. John Hele
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed March 19, 2009
File No. 001-14642

Dear Mr. Hele:

    We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief